UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For the Period Ended: September 30, 2008

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	Sionix Corporation

Former Name if Applicable:	Not Applicable

Address of Principal Executive Office:	3880 East Eagle Drive

City, State, and Zip Code:	Anaheim, California 92807

PART II – RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company does not yet have all the information it needs to complete the preparation of its Annual Report.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James J. Houtz
Chief Executive Officer
Sionix Corporation
(714) 678-1000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed.  If the answer is no, identify the report(s):
[x] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sionix Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 23, 2008

/s/ James J. Houtz
By: James J. Houtz
Chief Executive Officer

PART IV – OTHER INFORMATION

Question 3

	For the year ended September 30,
	2008 (Estimated)	2007 (Actual)	Estimated Change
			Amount	Percentage
Operating expenses
General and administrative	$7,246,000	$1,045,725	$6,200,275	593%
Research and development	1,061,000	526,466	534,534	102%
Depreciation and amortization	25,000	31,699	(6,699)	-21%
Total operating expenses	8,332,000	1,603,890	6,728,110	673%
Loss from Operations	(8,332,000)	(1,603,890)	(6,728,110)	419%
Other income (expense)
Interest income	8,000	4,886	3,114	64%
Interest expense	(1,122,000)	(942,243)	(179,757)	19%
Decrease in warrant liability	4,749,000	469,311	4,279,689	912%
Decrease (increase) in beneficial
conversion features liability	1,405,000	(4,044)	1,409,044	-34843%
Legal settlement	-	(89,654)	89,654	-100%
Loss on settlement of debt	(254,000)	-	(254,000)
Loss on lease termination	(125,000)	-	(125,000)
Total Other Income (Expense)	4,661,000	(561,744)	5,222,744	-930%
Loss before income taxes	(3,671,000)	(2,165,634)	(1,505,366)	70%
Income Taxes	900	2,592	-	0%
Net Loss	$(3,671,900)	$(2,168,226)	$(1,505,366)	69%

General and administrative expense will be approximately $7,246,000, an increase of approximately $6,200,275 or 593%, as compared to $1,045,725 for the fiscal year ended September 30, 2007. The increase in general and administrative expense is primarily due to the issuance of warrants and options to consultants and employees for approximately $5,580,000, increased personnel costs of approximately $450,000, and increased legal costs of approximately $400,000.

Research and development expense will be approximately $1,061,000, an increase of approximately $534,534 or 102%, as compared to $526,466 for the fiscal year ended September 30, 2007. The increase in research and development is primarily due to the allocation of rent of approximately $300,000, fees paid to consultants of approximately $180,000, increased personnel costs of approximately $50,000, and increased repairs and maintenance costs of approximately $40,000.

Interest expense will be approximately $1,122,000, an increase of approximately 179,757 or 19%, as compared to $942,243 for the fiscal year ended September 30, 2007. The increase in interest expense is primarily due to the amortization of the beneficial conversion feature and warrant discount, and interest related to the 12% subordinated convertible debentures.

Decrease in warrant liability will be approximately $4,749,000, an increase of approximately $4,279,689 or 912%, as compared to $942,243 for the fiscal year ended September 30, 2007. The increase in decrease in warrant liability was primarily due to the decrease in the trading price of the stock from the date the warrants and options were issued, and the decrease in the expected term of the warrants.

Decrease in beneficial conversion feature will be approximately $1,405,000, an increase of approximately $1,409,044 or 34,843%, as compared to an increase in beneficial conversion feature for the fiscal year ended September 30, 2007. The increase in decrease in beneficial conversion feature is primarily due to the decrease in the expected term of the conversion feature.

The loss on settlement of debt of approximately $254,000 for the fiscal year ended September 30, 2008, relates to the conversion of debt to a vendor. The Company issued a total of 1,241,139 shares of common stock with a total value of approximately $267,000 on the date issued, and 1,041,000 warrants to purchase shares of common stock with a total fair value of approximately $143,000 to settle approximately $156,000 of services previously rendered.

The loss on termination of lease of approximately $125,000 for the fiscal year ended September 30, 2008, relates to the termination an operating lease for a production facility.  The loss consisted of a write-off of approximately $25,000 in leasehold improvements and the forfeiture of a $100,000 deposit.